GREENBERG

ATTORNEYS AT LAW

TRAURIG


03029947

September 9, 2003


PROCESSING
SEP 10 2003
SECTION

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Genetic Technologies Limited. (the "Issuer")
<u>File Number 82-34627</u>

To Whom it May Concern:

On behalf of the Issuer, we enclose for submission the following reports as filed in Australia:

1. Announcement to the ASX, dated December 9, 2002;;
2. Announcement to the ASX dated December 12, 2002 ;
3. Announcement to the ASX, dated January 23, 2003;.
4. Announcement to the ASX, dated February 12, 2003;
5. Announcement to the ASX, dated March 6, 2003;
6. Announcement to the ASX, dated March 10, 2003;
7. Announcement to the ASX, dated April 2, 2003;
8. Announcement to the ASX, dated April 7, 2003;
9. Announcement to the ASX, dated April 22, 2003;
10. Announcement to the ASX, dated May 2, 2003;

GREENBERG TRAURIG, LLP
MET LIFE BUILDING
200 PARK AVENUE, NEW YORK, NEW YORK 10166
212-801-9200 FAX 212-801-6400 www.gtlaw.com
AMSTERDAM ATLANTA BOCA RATON BOSTON CHICAGO DENVER FORT LAUDERDALE LOS ANGELES MIAMI NEW JERSEY NEW YORK ORLANDO
PHILADELPHIA PHOENIX TALLAHASSEE TYSONS CORNER WASHINGTON, D.C. WEST PALM BEACH WILMINGTON ZÜRICH

11. Announcement to the ASX, dated May 5, 2003;

12. Announcement to the ASX, dated May 6, 2003;

13. Announcement to the ASX, dated May 8, 2003;

14. Announcement to the ASX, dated June 16, 2003;

15. Announcement to the ASX, dated June 26, 2003;

16. Announcement to the ASX, dated July 25, 2003;

17. Announcement to the ASX, dated August 18, 2003;

18. Announcement to the ASX, dated August 21, 2003;

19. Announcement to the ASX, dated August 25, 2003;

20. Announcement to the ASX, dated August 29, 2003;

21. Announcement to the ASX, dated September 1, 2003;

22. Announcement to the ASX, dated September 2, 2003;

23. Announcement to the ASX, dated September 5, 2003;

24. Press release, September 5, 2003;

25. Appendix 4B (Half yearly Report), for half year ended December 31, 2002;

26.. Appendix 4C (Quarterly Report for entities admitted on the basis of commitments) for quarter ended December 31, 2002; and

27. Appendix 4C (Quarterly Report for entities admitted on the basis of commitments) for quarter ended March 31, 2003;

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Very truly yours,



Ross Kaufman


genetic technologies





9 December 2002

File No. 82-34627

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

By Fax 1300 300 021 – 3 pages

Dear Sir,

Bringing The Latest Advances in Cancer Susceptibility Testing to Australia

The Executive Chairman of Genetic Technologies Limited ("GTG"), Dr. Mervyn Jacobson, now makes the following clarifying statement to the market:

Some 18 months ago, soon after GTG was established as a publicly-listed genetic research and testing company, I announced that as one of its many objectives, GTG would try to bring comprehensive genetic susceptibility testing to Australia, particularly for certain cancers, including breast cancer and ovarian cancer. At that time, we planned to utilize our powerful non-coding DNA inventions as a bargaining chip to reach an agreement with Myriad Genetics of USA, and in return, we hoped to bring their leading-edge genetic susceptibility testing to Australia, and then to New Zealand and later, to South East Asia.

I was therefore delighted to join with Myriad CEO, Peter Meldrum, on 28 October 2002, to announce to NASDAQ and to the ASX, that GTG and Myriad had formed a strategic alliance, to combine the power of their respective technologies, so as to bring comprehensive cancer susceptibility testing to the market world-wide. GTG would offer such testing in Australia, New Zealand and South East Asia, and Myriad would offer such testing to the rest of the world.

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy VIC 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • Level 9 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313


genetic technologies



The overall response to this announcement was positive - our achievement was seen as wholly consistent with the Australian Government strategy of Australia becoming the "knowledge nation" and it also dovetailed nicely into the Victorian Government's new strategy of expanding resources in Victoria for cancer research, testing and treatment. However, my attention has also been drawn to some negative and misleading comments, as circulated to the media by certain vested interests. The purpose of my statement today is to correct some untrue comments made by others about our plans.

1. **Support for Research**. GTG is itself a research group, and continues to support basic research in collaboration with leading Australian universities and institutes - in such areas as cancer susceptibility, foetal cell separation and testing, AIDS research, treatment of pathogenic infections etc. In fact, our non-coding patents were issued to us specifically as a result of our own past research and success in this area. GTG actively encourages research, and for anyone to suggest otherwise, is mischievous.

2. **Comprehensive Susceptibility Testing**. It is a statement of historical fact that Myriad was awarded patents to the BRCA-1 and BRCA-2 genes in many countries, including USA and Australia. Accordingly, anyone now conducting service testing on these genes without a license from Myriad may be regarded as infringing the Myriad patents. However, GTG has overcome such concerns by obtaining a broad license from Myriad to permit such testing to be done legally in Australia for the first time. Moreover, GTG is uniquely able to enhance the breadth of such testing by combining the power of Myriad's patents with GTG's own patents, thereby permitting the broadest testing possible for all known mutations linked to increased risk for such cancers. It is therefore illogical for anyone to suggest that our testing might be less informative than any other competitive testing.

3. **Costs of Susceptibility Testing**. GTG has not yet considered the future costing of such tests. The situation is complex, with many possible read-out systems and different combinations of tests required for different people. Once we have fully determined the cost of all the new facilities and resources we will bring into our Melbourne laboratory - including new analytical equipment, additional staff, computers, software, quality assurance studies and genetic counselling etc, we will then be in a position to look at an appropriate fee structure for the additional services we plan to offer. Again – no such fees have yet been considered or set, and for others to now publicly assert what we will charge, is simply dishonest and mischievous.


genetic technologies


4. **Access to Such Genetic Susceptibility Testing**. GTG believes that all people at risk who want to undergo this testing should be able to request it, and the testing should be performed efficiently and reliably, in accordance with current world standards and best practices. Unfortunately, in Australia today, this type of testing is only available in a very limited way – with some people being denied access, with the results sometimes taking up to 6 months - and in some cases, up to 2 years. GTG plans to offer cancer susceptibility testing to all who request it, based on a targeted turn-around time of 30 days, or less.

In summary, GTG is now taking a leadership role in bringing cancer susceptibility testing to Australia. GTG plans to offer such testing comprehensively, efficiently and reliably.

All other groups who have an interest in this field are invited to contact GTG and to work with us, with the ultimate objective clearly being - to help improve the health and quality of life of the Australian community.

Yours faithfully,

Dr Mervyn Jacobson
Executive Chairman

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy VIC 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • Level 9 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313


genetic technologies



12 December 2002

File No. 82-34627

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir,

Publication of the Mouse Genome and its Significance to GTG

Genetic Technologies Limited ("GTG"), has previously reported to the market on the steadily growing awareness of the importance and perceived value of the non-coding patents which GTG acquired as a result of its takeover of GeneType in August 2000.

These patents are based on the original concepts and inventions of Dr. Malcolm Simons in the late 80's and early 90's, and are today recognised as fundamental to a number of important applications in genetic analysis, diagnostics and genomics. These patents are now issued in most countries and basically apply to most genes in most species.

In year 2000, Bill Clinton and Tony Blair made the historic joint announcement of the successful mapping of the human genome. This was accompanied by the publication of many scientific articles which drew attention to the growing significance of non-coding DNA in understanding gene function, and its utility in genetic diagnostics and genomics.

In 2001, GTG launched its licensing program, offering access to its non-coding patents to interested parties world-wide, for a broad range of genetic testing, diagnostics and mapping applications.

In 2002, GTG received its first licensing revenues from this source. As reported to the market on 8 November 2002, this licensing program continues to build momentum.

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy VIC 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • Level 9 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313


genetic technologies



I am now pleased to inform the market of another significant development.

On 5 December 2002, the scientific journal, "Nature" reported in detail on the latest achievement in genomics - the successful mapping of the mouse genome. This was achieved by an international consortium, including the Whitehead Institute, Washington University in St. Louis, the Welcome Trust Sanger Institute and the European Bioinformatics Institute. The actual sequencing data was based on more than 33 million sequencing experiments performed by scientists from 27 institutions in six countries.

This is a major achievement in the world of genetic and genomic research and now allows scientists to compare the human genome in detail to the mouse genome. The early reported findings are highly relevant to GTG. They include:

- The proportion of the genome which is now seen as functionally important consists of roughly three times more DNA than can be explained by just coding DNA alone. It is now concluded that this additional material of functional significance is made up of untranslated regions, regulatory elements, and various other chromosomal structural elements - all located within the non-coding DNA.

- The human genome and the mouse genome each contain around 30,000 protein-coding genes, while the number of proteins they produce is clearly much greater – perhaps up to 200,000 proteins. Accordingly, the traditional view of one gene producing one protein is no longer sustainable. It is now clear that non-coding DNA must play an integral role in regulating gene expression.

- The large stretches of genetic material formerly known as "junk DNA" are now acknowledged to contain important instructions essential for life.

- Conversely, it is now apparent that many diseases develop not because the coding DNA is defective, but because the non-coding regulatory DNA is defective.

- The non-coding regulatory regions may not only control differences between species but also differences between individuals within a species.

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy VIC 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • Level 9 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313


genetic technologies



- Put another way, what makes a mouse a mouse may lie not in the genes, but in what scientists used to call "junk DNA".

- Key scientists agree they are now obliged to abandon the term "junk DNA".

- Dr. Francis Collins, Director of the National Human Genome Research Institute is quoted as saying: "To discover the treasure trove of information one can derive from a comparison of the two (genomes) is beyond nearly anyone's dreams. It constitutes a tremendously exciting and defining moment for biomedical research".

- Dr. Eric Lander, director of genome research at the Whitehead Institute is quoted as saying: " My goodness, there's a lot more that matters in the human genome than we had realized".

- The mouse genome is now compared by several scientists to the "Rosetta Stone", which helped archeologists decipher ancient hieroglyphs.

- Plans are now being developed to sequence the genome of the chimpanzee, chicken, cow, dog, various fungi, the sea urchin, honey bee and other simple organisms.

- Plans are also now being developed to further study the key (non-coding) sequences that control regulatory functions, that switch genes on and off and that control gene expression.

- Such studies will likely be pursued as global research priorities for at least the next decade.

- "Not a bad haul from a forage in the genome junkyard", notes Nature's Australasian correspondent, Carina Dennis.

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy VIC 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • Level 9 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313


genetic technologies



I trust GTG stockholders will be pleased to learn about this recent global outpouring of recognition for the significance of non-coding DNA. We certainly welcome this latest validation of the foundational intellectual property and patents originally conceived by Dr. Malcolm Simons - and which today form the basis of GTG's licensing initiative.

Yours faithfully,

Dr Mervyn Jacobson
Executive Chairman

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy VIC 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • Level 9 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313


genetic technologies



23 January 2003

File No. 82-34627

The Manager, Company
Announcements Office
Australian Stock Exchange Limited
Exchange Centre, 20 Bridge Street
Sydney NSW 2000

Dear Sir,

Clarification Regarding the Term of the GTG Non-Coding Patents

Genetic Technologies Limited ("GTG"), has previously informed the market about the growing global recognition of its DNA non-coding sequence patents. These patents arose from the pioneering work of immunogeneticist, Dr. Malcolm Simons, in the late 80's and early 90's and today, these patents are acknowledged as being fundamental to many key applications in genetic analysis, molecular diagnostics and genomics. The patents apply basically to all genes in all species.

Clearly, it is important for GTG to clarify the remaining term of these valuable GTG assets. The matter is somewhat complex – because these non-coding patents have been granted to us by many different countries – and at different times. Also, there was a change in 1995 to the GATT rules governing the term of such patents.

Recently, GTG's US-based intellectual property attorneys and licensing attorneys have reviewed and clarified this situation. In particular, the key GTG non-coding sequence mapping patent Number 5,851,762, was filed in USA on August 22nd, 1994, was duly issued by the US patent office on December 22nd, 1998, and has now been determined to have an expiry date of December 22nd, 2015.

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy VIC 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • Level 9 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313


genetic technologies



In practice, we are finding most GTG licensees need license coverage to both the GTG non-coding sequence analysis patent and also the GTG non-coding sequence mapping patent. Such licenses typically run for the life of the relevant patents, meaning - until the expiry of the last-to-expire relevant patent.

Therefore, it is now clear that the licenses being issued world-wide by GTG in relation to the non-coding sequence patents as issued in USA will run till December 22nd, 2015 – that is, some 5 years longer than had been assumed by some analysts and observers.

We feel this is an important clarification to now bring to the attention of the market, because it would appear to add significant additional value to the GTG non-coding sequence patents.

Yours faithfully,

Dr Mervyn Jacobson
Executive Chairman

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy VIC 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • Level 9 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313


genetic technologies



12 February 2003

File No. 82-34627

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir,

Update - the Genetic Technologies RareCellect® Foetal Cell Recovery Programme

Genetic Technologies Limited (GTG") last briefed the market on its RareCellect® Foetal Cell programme in its recent 2002 Annual Report. Within that Report, GTG indicated it had invited a world-leading scientist to join GTG to lead our RareCellect project, and that further details would be provided when appropriate.

The RareCellect® Foetal Cell programme seeks to develop a new safer method for collecting foetal cells from blood taken from the pregnant woman's arm after just 8 weeks of pregnancy. This method would be non-invasive and would allow all required tests to be performed on the foetus without the need for amniocentesis or other invasive procedures. GTG now holds broad issued patents on the collection of such foetal cells from the peripheral maternal circulation, as a result of original research and inventions in this field by Dr Malcolm Simons and GTG subsidiary, GeneType.

We are now pleased to report that Dr. Ralph Bohmer of Boston, USA has just arrived in Melbourne, Australia to join GTG and to head up the GTG RareCellect® programme.

Dr. Bohmer is an acclaimed world authority in the use of flow cytometry to study cell proliferation and differentiation and in particular, to identify cells of foetal origin.

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy VIC 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • Level 9, 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313


genetic technologies



Dr. Bohmer has an illustrious research background having worked initially at Hamburg University, then at the Ludwig Institute for Cancer Research, the University of Miami Medical School, the New England Medical Center in Boston and most recently, the Tufts Medical School in Boston, USA.

Dr. Bohmer has also co-authored some 45 peer-reviewed scientific papers in this field.

GTG is also pleased to report that its new state-of-the-art, advanced flow cytometer will arrive in Melbourne from USA around mid-March, further to a new agreement just finalised last week with leading US instrument manufacturer, Becton Dickenson.

GTG will report to the market again on this project after an initial 6 months of experiments lead by Dr. Bohmer's group at GTG on this new BD instrument.

Yours faithfully,

Dr Mervyn Jacobson
Executive Chairman

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy VIC 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • Level 9, 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313


genetic technologies



6 March 2003

File No. 82-34627

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre, 20 Bridge Street
Sydney NSW 2000

Dear Sir,

Allowance of GTG Non-Coding Genomic Mapping Patent in Japan.

Genetic Technologies Limited ("GTG"), has previously informed the market about its DNA non-coding sequence patents which arose from the pioneering work of immunogeneticist, Dr. Malcolm Simons, in the late 80's and early 90's. This research resulted in two broad families of patents – one directed towards genetic analysis and the other towards genomic mapping.

The genomic mapping patent was first allowed in USA in 1998, and has subsequently been allowed in most countries of Western Europe, as well as in Australia, New Zealand, South Africa and Israel. Although it was originally filed in the early 90's, the Japanese examiner has only recently completed his review.

We are pleased to report that the GTG genomic mapping patent has now been formally allowed in Japan. This new Japanese patent will remain in full force and effect till 11 July 2010.

Therefore, the GTG licensing program, already now building momentum in Australia, New Zealand, USA and Europe, will now also expand to Japan. This is most opportune for GTG, given the new licensing opportunities recently identified by our Executive Chairman, Dr. Mervyn Jacobson, during his visit to Japan last month. Further details will be provided as appropriate.

Yours faithfully,

Ian Dennis
Executive Director

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy VIC 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • Level 9 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313


genetic technologies

File No. 82-34627

March 10th, 2003

The Manager, Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre, 20 Bridge Street
Sydney NSW 2000

Dear Sir,

GENETIC TECHNOLOGIES ANNOUNCES STRATEGIC ALLIANCE & CROSS-LICENSING AGREEMENT WITH PYROSEQUENCING.

Genetic Technologies Limited ("GTG"), is pleased to announce it has entered into a strategic alliance and cross-licensing agreement with Pyrosequencing AB, of Sweden.

Under the terms of the agreement, Pyrosequencing receives a broad, non-exclusive license to GTG's non-coding DNA analysis and mapping patents, with application to all genes and all species, but only when used in combination with Pyrosequencing's "sequencing by synthesis" reagents.

In return, GTG receives:

- a signing fee of US$500,000 (A$833,000), plus
- rolling royalties on Pyrosequencing's global sales of reagents for "sequencing by synthesis" for the life of the GTG patents, (till December 22nd, 2015), such royalties estimated to be worth more than US$1.3M (A$2.16M) to GTG, plus
- 3 state-of-the-art analytical instruments, altogether valued at US$420,000 (A$700,000), to be installed at GTG's main laboratory in Melbourne, plus
- a license to Pyrosequencing's patents, plus supplies of "sequencing by synthesis" reagents plus 7 new gene-based assays to support GTG's expanding genetic diagnostics business and its world class cancer susceptibility testing facility, now being established in Melbourne, these contributions being valued at US$800,000 (A$1.33M).

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy VIC 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • *Level 9 185 Macquarie Street Sydney NSW 2000 Australia*
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313


genetic technologies



In summary, the agreement with Pyrosequencing is estimated to be worth more than US$3M (A$5M) to GTG, and there are several noteworthy aspects to this agreement:

- It provides GTG with a valuable mix of cash, equipment and know-how.
- It is GTG's largest licensing transaction to date.
- In addition to up-front fees, it provides GTG with significant ongoing revenues.
- It extends GTG's licensing program to Europe.
- It provides further validation of the value and importance of GTG's non-coding patents.

Further license agreements will be announced when appropriate.

Yours faithfully,

Dr. Mervyn Jacobson
Executive Chairman

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy VIC 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • Level 9 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313


genetic technologies

2 April 2003

File No. 82-34627

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir,

Licensing the "Non-Coding" Patents – A Third Progress Report to the ASX

Genetic Technologies Limited ("GTG") wishes to ensure the market is properly informed about the Company's progress in out-licensing its non-coding patents.

In September 2001, we provided a first progress report to the market, describing our plan to generate significant short-term revenues for GTG from these non-coding patents. We also informed the market of our success in securing patent insurance, and our appointment of intellectual property and licensing attorneys in USA.

In February 2002, we announced the first license had been granted to the non-coding patents – to the Australian company, Genetic Solutions, who paid GTG A$75,000 for a non-exclusive license limited to applications in livestock. In April 2002, we announced the first US licenses – to Nanogen, who paid US$250,000, and to Sequenom, who paid US$500,000. In September 2002, we announced a license to Perlegen Sciences, who paid US$860,000, and in October 2002, we announced a broad alliance with Myriad Genetics, who paid GTG an up-front fee of US$1M and also granted GTG broad rights to its range of genetic susceptibility tests, including for breast cancer and for other major inherited diseases. These rights are now allowing GTG to establish such testing in Australia and New Zealand for first time.

In November 2002, GTG announced it had received the agreed US$1M from Myriad - in cash, that Ian Christensen has been hired to manage the Melbourne GTG licensing team,

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office • 60- 66 Hanover Street Fitzroy VIC 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • Level 9, 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313


genetic technologies



and that the US law firm of Faegre and Benson has been retained to help GTG with the documentation and enforcement aspects of this expanding GTG licensing initiative. In January 2003, GTG informed the market of a new clarification - that its issued non-coding mapping patent in USA did not expire till 22 December 2015.

In March 2003, GTG announced the allowance of its important GTG mapping patent in Japan. GTG also announced that Pyrosequencing AB of Sweden, had agreed to pay GTG a package worth some US$3M to secure a license to the GTG non-coding patents for its "sequencing by synthesis" product range. We are now pleased to report that the first US$400,000 of this package has been received by GTG, in cash.

Currently, GTG is in discussions with more than 60 potential licensees. In addition to biotechnology companies selling specific products which need a license to the non-coding patents, this list now also includes pharmaceutical companies, computer companies, DNA service testing providers and academic institutes - all of whom appear to need a license to the GTG non-coding patents. Such potential licensees are located in USA, Canada, Australia, New Zealand, Japan and Europe.

However, in addition to those companies and institutes now working with GTG, there are also others who appear to be using our technology without our approval. After appropriate notices and warnings, GTG has finally determined the time has come to initiate the first law suits against such infringers. Accordingly, I can now report that on 26 March 2003, GTG duly initiated litigation in USA against 3 major listed US biotechnology companies for patent infringement. It is hoped that this action will lead to meaningful licensing discussions in the coming weeks – but if not, GTG is now committed to prosecuting these companies in court. As previously clarified, under the terms of the GTG patent insurance policy, such legal action by GTG is underwritten by our patent insurer. Meanwhile, GTG continues to build licensing infrastructure in USA.

Yours faithfully,

Dr Mervyn Jacobson
Executive Chairman

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office • 60- 66 Hanover Street Fitzroy VIC 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • Level 9, 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313


genetic technologies



April 7th, 2003

File No. 82-34627

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir,

GTG Grants License to Associated Regional & University Pathologists ("ARUP"), Salt Lake City, Utah, USA.

Genetic Technologies Limited (GTG-ASX) is pleased to announce it has granted a license to its non-coding patents to Associated Regional & University Pathologists (ARUP), Inc, of Salt Lake City, Utah, in USA.

ARUP is a sophisticated laboratory system owned by University of Utah. It performs an extensive range of pathology and genetic tests, some for its own research and teaching purposes, but much of it also for commercial service testing. This license is the first one granted by GTG to a service provider – that is, to a laboratory actually performing a wide range of genetic tests, some of which require access to GTG's inventions and patents.

The license takes effect from March 31st 2003, and ARUP now pays GTG an up-front fee of US$75,000 (approx A$125,000).

Negotiations with other service testing laboratories are also in progress, and further details will be provided as appropriate.

Yours faithfully,

Dr Mervyn Jacobson
Executive Chairman

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office and Main Laboratory • 60 Hanover Street Fitzroy VIC 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987 • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Corporate Office • Level 9, 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313


genetic technologies

April 22nd, 2003

File No. 82-34627

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir,

The GTG PGGP Research Project – Second Progress Report

Genetic Technologies Limited ("GTG") has previously informed the market that in April 2001, a wholly-owned subsidiary of GTG entered into a long term research collaboration with the University of Melbourne, in order to study the genetics and genomics of a range of important pathogens and parasites, under an environmentally friendly programme designated the Pathogen Genetics and Genomics Project ("PGGP").

The object of PGGP is to study and develop innovative new gene-based approaches for controlling certain infectious and parasitic diseases in humans and in livestock, and in particular, how to treat such infestations while at the same time reducing the current widespread use and abuse of antibiotics in agriculture. The international market for compounds to combat parasites in livestock is estimated at $5-10 billion per year. Such infestations are now controlled by the use of anti-parasitic or antibiotic drugs, but emerging resistance to these drugs, and serious residue problems in meat, milk and the environment are valid concerns that justify a search for alternative long term solutions.

PGGP anticipates several distinct research projects, in phases. The work is now actively proceeding under the direction of Associate Professor Robin Gasser of the Department of Veterinary Science at University of Melbourne, and with GTG as the commercial partner. GTG also retains the right to commercialise any inventions arising from PGGP. Early experiments have focussed on (1) the parasite cryptosporidium, a well-known cause of contaminated drinking water, and (2) various parasitic worms in sheep.


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At the 2002 Annual Meeting, GTG reported the successful completion of the first phase of PGGP - in relation to the water-born pathogen, cryptosporidium, as well as the filing of a provisional patent and the start of first licensing discussions with overseas parties.

We also reported we were immediately proceeding with the second phase of PGGP – called PGGP-2, to study various worms (nematodes) known to cause serious infestation in Australian livestock, particularly sheep. We also reported that our PGGP-2 project had attracted a research grant of $240,000 from the Australian Research Council.

We are pleased to now report we have successfully attracted additional financial support for PGGP-2. A Research Agreement has been signed with Meat & Livestock Australia Limited, whereby Meat & Livestock will now contribute $490,235 towards PGGP-2 over a 3 year period, in support of our research into the genetic basis of nematode infestation in sheep. In return, Meat & Livestock will receive a 5% share of any future royalty income resulting from PGGP-2.

GTG continues to evaluate new opportunities. We will continue to keep the market informed of further developments, as appropriate.

Yours faithfully,

Dr. Mervyn Jacobson
Executive Chairman
Genetic Technologies Limited

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office and Main Laboratory• 60-66 Hanover Street Fitzroy VIC 3065 Australia
Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia **Phone** 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • Level 9 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313


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2 May 2003

File No. 82-34627

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir,

The GTG AIDS Research Project – Second Progress Report

Genetic Technologies Limited ("GTG") has previously reported to the market that its current priority programs are:

1. To pursue the global out-licensing of the Company's core non-coding patents,

2. To expand the Company's leading DNA paternity testing business into additional fields of human genetic testing,(including cancer susceptibility testing), and plants & animals,

3. Three research projects now under way;–

   (a) foetal cell separation;
   (b) PGGP; and
   (c) a novel AIDS treatment strategy.

In relation to its AIDS treatment strategy, GTG presented a first report to the market on 29 March 2001.

On 1 July 2002, GTG reported that early experiments at the University of Western Australia had produced first results which were described by the researchers as "quite


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remarkable", that a new company, ImmunAid Pty Limited, had been formed to acquire this project, that GTG owned 60% of Immunaid and that a first patent had been filed in August, 2001, with Martin Ashdown as inventor and ImmunAid as assignee.

The ImmunAid strategy seeks to define a new window of opportunity for treating the patient in a way that proactively supports the body's own defence system against the AIDS virus.

GTG further reported that a Technical Review Committee ("TRC") had been formed to oversee the scientific activity and direction of GTG's Immunaid project. This Technical Review Committee now comprises:

(i) Associate Professor Nicholas J. Deacon, Head of AIDS Molecular Biology Unit, National Centre in HIV Virology Research;
(ii) Professor James McCluskey, Head of the Department of Microbiology & Immunology, University of Melbourne;
(iii) Associate Professor Steven Kent, Infectious Disease Physician, Alfred Hospital, Melbourne;
(iv) Dr. Manfred Bielharz, Deputy Head, Department of Microbiology, University of Western Australia;
(v) Associate Professor Martyn French, Head, Communicable Diseases Service, Royal Perth Hospital;
(vi) Mr. Martin Ashdown, B.Sc, the inventor;
(vii) Ms. Luisa Ashdown M.Sc, a senior scientist at GeneType; and
(viii) Dr. Mervyn Jacobson, Executive Chairman of GTG, who also chairs the Technical Review Committee.

In 2002, the Technical Review Committee reviewed progress and then urged GTG to expand this research by repeating certain experiments (originally done in mice) in higher species - possibly cats. In addition, the Committee urged GTG to expand the scope of the ImmunAid project by exploring the possibility of first human monitoring studies.

In November 2002, GTG reported to the Annual General Meeting that ethical approval had been sought for human monitoring and first trials would commence within days. We can now confirm that the first human monitoring trials indeed commenced in December 2002.


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The Technical Review Committee met again in April 2003, and reviewed the results of research conducted by ImmunAid over the last year. In particular, the Committee was able to review first results from the human monitoring trials on six volunteers from Sydney and Perth. The Committee was sufficiently encouraged by these early results that it now recommends to GTG that such human monitoring trials be expanded forthwith and become the main priority for Immunaid in the immediate future, even to the point of deferring other trials, including the cat trials previously discussed.

ImmunAid will now pursue expanded human monitoring trials, including in Sydney, Melbourne and Perth. Further details will be provided in due course, as appropriate.

Yours faithfully,

Dr. Mervyn Jacobson
Executive Chairman
Genetic Technologies Limited

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office and Main Laboratory • *60-66 Hanover Street Fitzroy VIC 3065 Australia*
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987 • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Corporate Office • Level 9, 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313


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File No. 82-34627

5 May 2003

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir,

GTG Acquires New Business to Expand into DNA Testing of Animals.

Genetic Technologies Limited ("GTG") has previously released to the market details of its priority activities as new information has come to hand. Such priorities include:

1. Out-licensing the core non-coding patents to other genetic companies worldwide,
2. Expanding the DNA testing business to include genetic susceptibility testing (for cancer and other human diseases), and also the DNA testing of plants & animals,
3. Three research projects – (a) Foetal cell separation , (b) PGGP and (c) ImmunAid.

In relation to the expansion of the DNA testing business, GTG is pleased to report it has now acquired the business of Genetic Science Services ("GSS"), and that GSS will now become the vehicle for GTG's immediate expansion into the field of animal testing.

GSS will initially offer DNA testing services on animals – for bird sexing, for progeny testing in dogs, horses, deer and cattle, for disease testing in dogs and other animals, and for the genetic testing of exotic animals, including Australian fur seals and a wide range of zoo animals, possibly including frogs, reptiles and platypus.

Well-known animal scientist, George Sofranidis has joined GTG and will now manage the planned expansion of GSS from his new base at the GTG laboratory in Melbourne.

GTG's expansion into animals testing further consolidates GTG's position as the leading non-Government DNA testing laboratory in Australia.

Genetic Technologies Limited • **Website**: *www.gtg.com.au* • **Email**: *info@gtg.com.au* ABN 17 009 212 328
Registered Office and Main Laboratory • 60-66 Hanover Street Fitzroy VIC 3065 Australia
Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia **Phone** 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • Level 9 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313


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Over many years, GTG has steadily built up the largest accredited DNA paternity testing laboratory in Australia, and recently announced plans to expand this testing - both within Australia and also within the Asia-Pacific region.

Last year, GTG announced the formation of AgGenomics Pty Limited, in conjunction with an agency of the Victorian Government, to offer genetic testing services to plant breeders, together with the Plant Biotechnology Centre at La Trobe University.

GTG also announced plans to seek accreditation to expand into DNA testing in the field of forensics.

GTG is also expanding the scope of its human genetic testing. Late last year, GTG entered into a strategic alliance with Myriad Genetics of USA under which GTG will bring new technology for cancer susceptibility testing to Australia, New Zealand and South East Asia.

GTG also announced a new strategic alliance with Pyrosequencing AB of Sweden, under which GTG is being provided with state-of-the-art laboratory equipment and new test procedures for its disease susceptibility laboratory now being established in Melbourne.

Last month, GTG announced Professor Deon Venter had been appointed to the Board of GTG, with special responsibility to oversee this new disease susceptibility facility. GTG also announced the appointment of Dr. Frank Firgaira to manage the cancer susceptibility laboratory.

GTG is pleased to acknowledge the many expressions of support from the Australian community for its efforts to implement this ambitious plan to successfully establish such a world-leading facility here in Australia.

Yours faithfully,

Dr. Mervyn Jacobson
Executive Chairman
Genetic Technologies Limited

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office and Main Laboratory • 60-66 Hanover Street Fitzroy VIC 3065 Australia
Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia **Phone** 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • *Level 9 185 Macquarie Street Sydney NSW 2000 Australia*
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313


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File No. 82-34627

May 6th, 2003

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir,

Appointment of Russell Granzow to the Board of Directors

Genetic Technologies Limited ("GTG") is pleased to announce that Mr. Russell Granzow, of Princeton, New Jersey, USA, has been invited to join the Board of GTG as an Executive Director.

Mr. Granzow is well-known in the US as a founder of Orchid Bioscience, and until recently, he served as its Vice President of Strategic Planning and Business Development.

Mr. Granzow received his early training in biotechnology at University of Illinois, and initially worked with Schering-Plough Corp, Pharmacia Biosensor and Sarnoff. It was while at Sarnoff that genomics and micro-fluidics research led to the spin-off of Orchid Bioscience in 1997.

At Orchid, Mr. Granzow managed 4 successful acquisitions, played a key role in Orchid's listing on NASDAQ in 2000 and developed their licensing program, which saw revenues grow from zero to $65M in 4 years. Overall, Mr. Granzow directed some 40 separate deals relating to genomics, collaborative research and licensing.

Mr. Granzow has also published 7 scientific papers, is inventor of two issued patents and has presented at numerous scientific and business meetings world-wide.

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy VIC 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • Level 9, 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313


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With the appointment of Mr. Granzow to the Board of GTG, the Board now comprises 5 Directors, 3 of whom come from the world of biotechnology.

Mr Granzow will be based in the USA and his initial responsibilities will focus primarily on the licensing of the GTG non-coding patents in USA and Europe.

Yours faithfully,

Dr Mervyn Jacobson
Executive Chairman

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy VIC 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • Level 9, 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313


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File No. 82-34627

May 8th, 2003

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir,

GTG Grants License to University of Utah, Salt Lake City, USA.

Genetic Technologies Limited (GTG-ASX) is pleased to announce it has granted a research license to its non-coding patents to the University of Utah, of Salt Lake City, USA.

This is the first research license granted by GTG to any academic institute, and it will permit the University to now expand its leading genetic research program into the non-coding regions of many genomes with the full support of GTG. Financial conditions relating to research agreements are not disclosed. Again, this is exclusively a research license, and it does not grant any commercial rights to anyone. Any future commercial applications arising from this research must still be covered by a separate commercial license from GTG to the relevant parties at the appropriate time.

This research license is quite separate from the commercial license recently granted to ARUP, of Salt Lake City.

Additional research licenses are now under active discussion in various countries and will be announced when finalised.

Yours faithfully,

Dr Mervyn Jacobson
Executive Chairman

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office and Main Laboratory • 60-66 Hanover Street Fitzroy VIC 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987 • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Corporate Office • Level 9, 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313



File No. 82-34627

June 16th, 2003

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir,

GTG Grants License to Inguran, of Navasota, Texas, USA.

Genetic Technologies Limited (GTG-ASX) is pleased to announce it has granted a license to its non-coding patents to Inguran LP, of Navasota, Texas, in USA.

Inguran is a provider of sophisticated services to the livestock industry in the Americas. The license granted by GTG will permit Inguran to provide various genetic testing services, including the testing for (i) genetic markers of interest, (ii) paternity and (iii) disease susceptibility, on cattle, horses and other livestock species in USA, Colombia and Brazil.

This is the third license granted by GTG to a service provider – that is, to a genetic testing laboratory performing the actual genetic tests, some of which depend upon access to GTG's inventions and patents.

The first GTG license to a service provider was in early 2002, to the Australian firm, Genetic Solutions, who paid a $75,000 signing fee to secure a non-exclusive license for domestic livestock and aqua-culture testing.

The second GTG license to a service provider was to ARUP, of Salt Lake City, Utah, in USA, in April 2003, who paid a signing fee of US$75,000 (some A$125,000) to secure a non-exclusive license covering human genes and human parasites, in USA.

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office and Main Laboratory • *60-66 Hanover Street Fitzroy VIC 3065 Australia*
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987 • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Corporate Office • Level 9, 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313


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Under the terms of the current license to Inguran, GTG receives a signing fee of US$150,000 (around A$ 230,000), plus ongoing royalties on all sales and services by Inguran under the license, in USA, Colombia and Brazil.

Negotiations with other service providers are also now in progress. Further details will be reported as appropriate.

Yours faithfully,

Dr Mervyn Jacobson
Executive Chairman

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office and Main Laboratory • 60-66 Hanover Street Fitzroy VIC 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987 • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Corporate Office • Level 9, 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313


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26 June 2003

File No. 82-34627

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir,

Collaborative Program to identify genetic markers for strawberries

Genetic Technologies Limited (GTG-ASX), through its subsidiary company AgGenomics Pty Limited, is pleased to announce it has entered into a two-year A$2.1m collaborative program with Horticulture Australia Limited under which AgGenomics will help to identify genetic markers linked to desirable traits in the breeding stock for Australian strawberries.

The program, which neither involves production of GMO's nor genetic manipulation of strawberries, will identify genetic markers to detect and isolate pre-existing desirable genetic variations in strawberry crops. The research program will be conducted at the Plant Biotechnology Centre in Victoria under the direction of Professor German Spangenberg.

AgGenomics Pty Limited is a joint venture between Genetic Technologies Limited and the Victorian Government's Agriculture Victoria Services Pty Limited. In addition to AgGenomics receiving revenue under the program, it will earn 55% of any IP that will be developed under the program.

Yours faithfully,

Dr Mervyn Jacobson
Executive Chairman

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office and Main Laboratory • 60-66 Hanover Street Fitzroy VIC 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987 • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Corporate Office • Level 9, 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313


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File No. 82-34627

25 July 2003

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir,

GTG Grants Research License to University of Sydney

Genetic Technologies Limited (GTG-ASX) is pleased to announce it has granted a research license to its non-coding patents to the University of Sydney, NSW, Australia.

This is the first research license granted by GTG to an Australian university. This license will permit the University of Sydney to expand its leading genetic research program into the non-coding regions of many genomes with the full support of GTG. Again, this is exclusively a research license. Any future commercial applications arising from such research will still require a separate commercial license from GTG at the appropriate time.

Other Australian research institutes are now similarly seeking research licenses to the GTG non-coding patents. GTG will continue to actively support all such efforts and will continue to make its non-coding patents readily accessible for all such research purposes.

Further announcements will be made as appropriate.

Yours faithfully,

Dr Mervyn Jacobson
Executive Chairman

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office and Main Laboratory • 60-66 Hanover Street Fitzroy VIC 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987 • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Corporate Office • Level 9, 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313


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18 August 2003

File No. 82-34627

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir,

Appointment of Director of Science – Dr Adrian Hodgson

GTG is pleased to announce it has appointed Dr Adrian Hodgson, as its new Director of Science.

Dr Hodgson gained his B.Sc.(Hons) and later his PhD at La Trobe University in Melbourne. He has also worked at University of Tennessee and Monash University, and in the R&D division at CSL Limited. After 11 years at CSIRO, the last 5 years as Manager of a multi-disciplinary team developing new vaccines and bio-therapeutics for livestock, he was appointed CEO of Vectogen, which licensed in technology from CSIRO.

Dr Hodgson has published widely in international journals and is experienced in the prosecution of patents and the negotiation of commercial licenses. In 2002, Dr. Hodgson was awarded a CSIRO team medal for science innovation and commercialisation. He is also a Fellow of the Australian Society for Microbiology.

In addition, GTG is now establishing a Scientific Advisory Committee under the direction of Professor Deon Venter, and further announcements will be made shortly, as appropriate.

Yours faithfully,

Dr Mervyn Jacobson
Executive Chairman

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office and Main Laboratory • 60-66 Hanover Street Fitzroy VIC 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987 • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Corporate Office • Level 9, 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313


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File No. 82-34627

August 21st, 2003

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir,

GTG Grants License to Quest Diagnostics, of USA.

Genetic Technologies Limited (GTG-ASX) is pleased to announce it has granted a license to its non-coding analysis patents to Quest Diagnostics Incorporated (NYSE-DGX), headquartered in New Jersey, USA. Quest is a leading provider of human diagnostic services in USA with a market capitilisation of more than US$6b.

Details of the license to Quest are covered by confidentiality, but GTG can report that it will now receive a signing fee plus ongoing annual payments from Quest for services provided by Quest in USA, Canada and Mexico.

This is the fourth license granted by GTG to a service provider – that is, to a genetic testing laboratory actually performing the genetic tests. Some of these genetic tests necessarily require access to GTG's inventions and patents.

Further announcements will be made as appropriate.

Yours faithfully,

Dr Mervyn Jacobson
Executive Chairman

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office and Main Laboratory • *60-66 Hanover Street Fitzroy VIC 3065 Australia*
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987 • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Corporate Office • Level 9, 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313


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File No. 82-34627

25 August 2003

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir,

GTG Raises $10 million

The Directors are pleased to announce that the Company has placed new ordinary shares to institutional and professional investors to raise $10 million. The new shares were placed at $0.75 each. The company has also issued one option for every two shares subscribed in the placement – these new unlisted options are exercisable at $1.00 each at any time prior to 30 September 2005.

The placement was arranged by Emerging Growth Capital Pty Limited.

Purpose of the Issue

The purpose of the issue is twofold. Firstly to raise additional working capital to fund the growth of the company and secondly to provide an opportunity for institutions to acquire a meaningful shareholding in the company.

Road Show

In the latter half of last week, the company together with Emerging Growth Capital conducted road shows aimed at lifting the profile of the company with institutional investors. Significantly, this was the first time the company has presented widely to Australian institutions.

Information Notification

There is no information to be disclosed to ASX of the kind that would be required to be disclosed under subsection 713(5) of the Corporations Act 2001 (Cth) if a prospectus


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were to be issued in reliance on section 713 of the Corporations Act 2001 (Cth) in relation to an offering of the securities described above.

Further information

Further information can be obtained from Dr Mervyn Jacobson, Chairman of GTG on 03 9415 1135 and Mark Fordree of Emerging Growth Capital on 02 9251 0300.

Yours faithfully,

Dr Mervyn Jacobson
Executive Chairman

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy VIC 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • Level 9, 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313


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File No. 82-34627

29 August 2003

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir,

Professor Colin L. Masters joins GTG Scientific Advisory Committee

As previously announced Genetic Technologies Limited (ASX:GTG) is establishing a Scientific Advisory Committee.

GTG is now pleased to announce the appointment of leading neuroscientist and diagnostic pathologist, Professor Colin L. Masters, to the Company's Scientific Advisory Committee. His principal role will be to advise the Company on the implementation of genetic-based testing and management of brain disorders such as dementia, which affects tens of millions of people globally.

Professor Masters is an internationally-acclaimed neuroscientist who holds a prestigious Fellowship of the Australian Academy of Sciences, in recognition of his ground-breaking research in the fields of Alzheimer's disease and other neurodegenerative and neuropsychiatric disorders. He is the author of over 500 scientific papers, and the recipient of multiple international awards and prizes, including the King Faisal International Prize in Medicine, the Mayne Florey Medal, the American Academy of Neurology Potamkin Prize and the Max Plank Research Award.

Professor Masters is a Fellow of the Royal College of Pathologists of Australasia, and a Fellow of the Royal College of Pathologists of Great Britain. He is the former Chair of Pathology at the University of Melbourne, and now holds one of the few Laureate

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office and Main Laboratory • 60-66 Hanover Street Fitzroy VIC 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987 • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Corporate Office • Level 9, 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313


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Professorships at that institution. He is the Chief Scientific Advisor to Neuroscience Australia and holds several appointments as a consultant diagnostic pathologist.

Professor Masters is on numerous national and international advisory panels on Alzheimer's disease and other causes of memory loss, and has been an advisor to several governments on transmissible brain degenerative diseases, including "Mad Cow" disease.

Professor Masters has consulted widely for several major pharmaceutical companies, and is also an Executive Director of Prana Biotechnology, as well as Chairman of the Prana Scientific Advisory Board.

It is an honour for the Company to have someone as distinguished as Professor Masters as a high-level advisor to our organisation. Professor Masters is an outstanding Australian who is globally recognized for his scientific achievements and his achievements in public health. We anticipate that he will be a key driver of our genetic testing program, now and in the future.

Yours faithfully,

Dr Mervyn Jacobson
Executive Chairman

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office and Main Laboratory • 60-66 Hanover Street Fitzroy VIC 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987 • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Corporate Office • Level 9, 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313


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File No. 82-34627

1 September 2003

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir,

Professor Simon Easteal joins GTG Scientific Advisory Committee

Genetic Technologies Limited ("GTG") is pleased to announce that Professor Simon Easteal, an expert in the application of genetics to the management of health, has joined the GTG Scientific Advisory Committee. His main role will be to advise GTG on the use of newly emerging genetic knowledge to help detect and prevent diseases in humans, animals and plants.

Professor Easteal is internationally recognised as a geneticist and as a biological informatics specialist. He heads the Human Genetics Group at the Australian National University, Canberra, where he is also the co-director of the Centre for Bioinformation Science. He also edits the prestigious journal *Molecular Biology and Evolution*, and is on the Advisory Board to the Sydney University Biological Informatics and Technology Centre. He has been a member of the Human Diversity Subcommittee of the Human Genome Organisation, and an advisor to the Federal Government's Bioinformatics Industry Opportunity Taskforce.

Professor Easteal is author of two books and over 100 scientific papers. He has done research into areas of great importance in health, including the genetics of complex diseases such as depression, substance abuse, and prostate and breast cancer, diseases which collectively affect many millions of people globally. He has won several awards for his research, including the prestigious Julian Wells Medal for outstanding contributions to our understanding of gene action, genome organization and genomic evolution.

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy VIC 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • Level 9, 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313


genetic technologies



His additional areas of interest include recent research into the genetic basis of human sports performance. Accordingly, he has served as a member of the Research Committee of the Australian Institute of Sport (AIS). He has also published widely on the use of genetic evidence in the context of law and criminal justice.

Professor Easteal will assist GTG in the identification and implementation of opportunities for genetic testing and disease monitoring in humans, animals and plants. He will also play a major role in guiding the existing and future commercial and basic research projects funded by the Company. He will advise GTG on how to best leverage the biological information management aspects of these research projects, and on the optimal use of bioinformatics in the management of the disease testing and monitoring programs. In addition, his expertise will support GTG's establishment of an independent forensic testing facility in Australia.

We are delighted to have Professor Easteal join the GTG Scientific Advisory Committee.

Yours faithfully,

Dr Mervyn Jacobson
Executive Chairman

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy VIC 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • Level 9, 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313


genetic technologies



2 September 2003

File No. 82-34627

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir,

Professor Michael Quinn joins GTG Scientific Advisory Committee

Genetic Technologies Limited ("GTG") is pleased to announce that leading oncologist, Professor Michael A. Quinn has joined the GTG Scientific Advisory Committee.

Professor Quinn is Director of Oncology at the Royal Women's Hospital, Melbourne. He is internationally recognized as an oncologist, surgeon and medical researcher and is a medical consultant to several other hospitals in Melbourne, including the Mercy Hospital for Women, The Royal Melbourne Hospital, the Royal Children's Hospital, and the Peter MacCallum Cancer Centre. He also chairs the Board of Management of the National Cancer Control Initiative, and is an Executive Committee Member of the Cancer Council of Victoria, as well as a Board Member of the Australian Cancer Society.

Professor Quinn has authored over 130 scientific papers, and two books, and serves on the editorial boards of many biomedical journals. He has won multiple awards and medical prizes, including the prestigious King George V Research Scholarship. His current research involves fields as diverse as basic cancer research, clinical trials of new anticancer drugs, and vaccines against cancer-causing viruses. He has made major contributions to women's community health and population health projects.

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy VIC 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • Level 9, 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313


genetic technologies



Professor Quinn will advise GTG on a broad range of clinical medical testing issues, including the use of gene testing and gene-based therapies for cancer, particularly breast and gynecological cancers.

We are delighted to have Professor Quinn join the GTG Scientific Advisory Committee.

Yours faithfully,

Dr Mervyn Jacobson
Executive Chairman

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy VIC 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • Level 9, 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313


genetic technologies

File No. 82-34627

5 September, 2003


SEP 10 2003
WASH. D.C.
187
SECTION

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir,

GTG Appointed to Commercialise New Gene Invention by University of Sydney.

On 25 July 2003, Genetic Technologies Limited (GTG-ASX) announced it had granted a research license to the GTG non-coding patents to the University of Sydney, NSW.

GTG is delighted to announce it has now entered into a further agreement with University of Sydney – this time the University is granting to GTG the exclusive right to commercialise a new and significant genetic invention made by Professor Kathryn North of the Neurogenetics Research Unit at the University's Faculty of Medicine.

This Australian invention permits an improved understanding of the genetic factors underlying superior athletic and sports performance, based on the presence or absence of a particular form of a gene. It is believed this invention will greatly assist athletes and their trainers to maximise the potential of an athlete in their chosen sport, by helping to identify the event in which they are most likely to be successful, and also allowing the design of the optimal training programme. The test could also lead to future treatment applications in certain muscle diseases.

While the precise financial terms are covered by confidentiality, we can now report that GTG has been granted the world-wide rights to commercialise this invention.

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office and Main Laboratory • 60-66 Hanover Street Fitzroy VIC 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987 • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Corporate Office • Level 9, 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313


genetic technologies



Initially, the test will be performed at the GTG genetic testing laboratory in Melbourne. It is estimated there are more than 100,000 candidates for testing in Australia, and millions world-wide. In due course, GTG may also license out the technology to other countries which are geographically too remote to send all their specimens to Australia for testing.

It is likely that the actual testing involved in this new test will be performed on the state-of- the-art "sequencing by synthesis" genetic testing instruments which GTG recently received from Pyrosequencing AB of Sweden under the GTG strategic alliance with that company. GTG is delighted to be in the unique position of combining two cutting-edge technologies from different parts of the world to now make new and useful tests available in Australia and the Asia-Pacific region, for the first time ever.

It is noted that Professor Simon Easteal, of Australian National University, Canberra, was one of the authors of the scientific paper which first announced the invention by Professor North. Professor Easteal was recently appointed to the GTG Scientific Advisory Committee.

Sports performance testing should now be seen as one more example of the many new and imaginative applications of genetic testing, which will inevitably extend beyond human disease testing, and which could have significant commercial potential for GTG.

Yours faithfully,

Dr Mervyn Jacobson
Executive Chairman

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office and Main Laboratory • 60-66 Hanover Street Fitzroy VIC 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987 • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Corporate Office • Level 9, 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

STANDARD & POOR'S

File No. 82-34627

Press Release

Standard & Poor's Announces September 2003 Quarterly Rebalance Changes to S&P/ASX Indices

Sydney, September 5, 2003 — Standard & Poor's, the leading provider of equity indices in Australia, announces that effective after the close of business on September 19, 2003 the following constituent additions and deletions will take place in the S&P/ASX 300 index. These additions will be reflected in the starting portfolio of September 22, 2003.

S&P/ASX 20

NO CHANGES

S&P/ASX 50

NO CHANGES

S&P/ASX 100

NO CHANGES

S&P/ASX 200

NO CHANGES

S&P/ASX 300

NO DELETIONS

ADDITIONS

CODE	NAME
ACF	ACUMEN CAPITAL PROPERTY SECURITIES FUND
AHS	ATLAS GROUP HOLDINGS LIMITED

ANE	AUSPINE LIMITED
CIR	CIRCADIAN TECHNOLOGIES LIMITED
COF	COFFEY INTERNATIONAL LIMITED
FWD	FLEETWOOD CORPORATION LIMITED
GTG	GENETIC TECHNOLOGIES LIMITED
GTM	GIANTS REEF MINING LIMITED
KYC	KEYCORP LIMITED
KRS	KRESTA HOLDINGS LIMITED
LOK	LOOKSMART LIMITED
MLE	MACQUARIE LEISURE TRUST GROUP
MXI	MAXITRANS INDUSTRIES LIMITED
MBP	METABOLIC PHARMACEUTICALS LIMITED
NAL	NORWOOD ABBEY LIMITED
PIV	PEPPERCORN INVESTMENT FUND
PSA	PETSEC ENERGY LIMITED
SFC	SCHAFFER CORPORATION LIMITED
SDI	SDI LIMITED
SOT	SP TELECOMMUNICATIONS LIMITED
SGL	SYDNEY GAS LIMITED
TNE	TECHNOLOGY ONE LIMITED
UNI	UNITRACT LIMITED
UXC	UXC LIMITED
VWD	VILLA WORLD LIMITED
VGL	VOLANTE GROUP LIMITED

Company additions to and deletions from a Standard & Poor's index do not in any way reflect an opinion on the investment merits of the company.

Information about the S&P/ASX index methodology is available at www.standardandpoors.com.au and www.spglobal.com.

About Standard & Poor's

Standard & Poor's, a division of The McGraw-Hill Companies (NYSE:MHP), provides independent financial information, analytical services, and credit ratings to the world's financial markets. Among the company's many products are the S&P Global 1200, the world's first global, equity, real time index; the S&P 500, the premier U.S. portfolio index; and credit ratings on more than 220,000 securities and funds worldwide. With more than 5,000 employees located in 18 countries, Standard & Poor's is an integral part of the world's financial architecture.

For more information contact:

Adrian Howard, Index Services
(61) 2 9255 9870 Tel

Sharon Beach, Media
(61) 3 9631 2152 Tel

File No. 82-34627

Rules 4.1, 4.3

Appendix 4B

Half yearly report


SEC RECEIVED PROCESSING
SEP 1 0 2003
WASH, D.C.
187
SECTION

Introduced 30/6/2002.

Name of entity

GENETIC TECHNOLOGIES LIMITED

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	Half year ended ('current period')
17 009 212 329	X		31 DECEMBER 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'000
Revenues from ordinary activities *(item 1.1)*	down	52%	to	4,858
Profit (loss) from ordinary activities after tax attributable to members (*item 1.22*)	down	66%	to	(1,679)
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d)*)	gain (loss) of			Nil
Net profit (loss) for the period attributable to members *(item 1.11)*	down	66%	to	(1,679)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	NIL ¢	NIL ¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	NIL ¢	NIL ¢

+Record date for determining entitlements to the dividend,
(in the case of a trust, distribution) *(see item 15.2)*

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

The significant reduction in the net loss for the 6 month period was due to the receipt of licensing and royalty revenues during the period of $3.2m compared to Nil in the previous corresponding reporting period.

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	4,858	10,054
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	(6,599)	(15,037)
1.3	Borrowing costs	-	(9)
1.4	Share of net profits (losses) of associates and joint venture entities (*see item 16.7*)	-	-
1.5	**Profit (loss) from ordinary activities before tax**	**(1,741)**	**(4,992)**
1.6	Income tax on ordinary activities *(see note 4)* No tax payable as all group companies are in a loss position. Future income tax benefits relating to timing differences and tax losses have not been recognised.	-	-
1.7	**Profit (loss) from ordinary activities after tax**	**(1,741)**	**(4,992)**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	**(1,741)**	**(4,992)**
1.10	Net profit (loss) attributable to outside +equity interests	62	30
1.11	**Net profit (loss) for the period attributable to members**	**(1,679)**	**(4,962)**
	Non-owner transaction changes in equity		
1.12	Increase (decrease) in revaluation reserves	-	-
1.13	Net exchange differences recognised in equity	524	287
1.14	Other revenue, expense and initial adjustments recognised directly in equity (See Annexure 3)	-	17,907
1.15	Initial adjustments from UIG transitional provisions	-	-
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	524	18,194
1.17	**Total changes in equity not resulting from transactions with owners as owners**	(1,155)	13,232

Earnings per security (EPS)		Current period $	Previous corresponding Period $
1.18	Basic EPS	(0.006)	(0.019)
1.19	Diluted EPS	(0.006)	(0.019)

+ See chapter 19 for defined terms.

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period - $A'000	Previous corresponding period - $A'000
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	(1,741)	(4,992)
1.21	Less (plus) outside +equity interests	62	30
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**(1,679)**	**(4,962)**

Revenue and expenses from ordinary activities – See Annexure 1

(see note 15)

		Current period - $A'000	Previous corresponding period - $A'000
1.23	Revenue from sales or services		
1.24	Interest revenue		
1.25	Other relevant revenue		
1.26	Details of relevant expenses		
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*		
Capitalised outlays			
1.28	Interest costs capitalised in asset values	-	-
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	-	-

Consolidated retained profits

		Current period - $A'000	Previous corresponding period - $A'000
1.30	Retained profits (accumulated losses) at the beginning of the financial period	(8,825)	(17,907)
1.31	Net profit (loss) attributable to members (*item 1.11*)	(1,679)	(4,962)
1.32	Net transfers from (to) reserves *(See Annexure 3)*	-	17,907
1.33	Net effect of changes in accounting policies	-	-
1.34	Dividends and other equity distributions paid or payable	-	-

+ See chapter 19 for defined terms.

1.35	**Retained profits (accumulated losses) at end of financial period**	**(10,504)**	**(4,962)**

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	8	-	-	8
2.2	Amortisation of other intangibles	1,697	-	-	1,697
2.3	**Total amortisation of intangibles**	1,705	-	-	1,705
2.4	Extraordinary items (details)	n/a	n/a	n/a	n/a
2.5	**Total extraordinary items**	**n/a**	**n/a**	**n/a**	**n/a**

Comparison of half year profits

(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	n/a	n/a
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	n/a	n/a

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	7,034	7,160	8,401
4.2	Receivables	577	233	210
4.3	Investments	-	-	-
4.4	Inventories	441	782	1,135
4.5	Tax assets	-	-	-
4.6	Other (provide details if material)	50	70	12
4.7	**Total current assets**	**8,102**	**8,245**	**9,758**
	Non-current assets			
4.8	Receivables	-	-	-
4.9	Investments (equity accounted)	-	-	-
4.10	Other investments	630	279	279
4.11	Inventories	-	-	-
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	-	-	-
4.13	Development properties (+mining entities)	-	-	-
4.14	Other property, plant and equipment (net)	415	492	740
4.15	Intangibles (net)	22,388	23,985	25,818
4.16	Tax assets	-	-	-
4.17	Other (provide details if material)	-	-	-
4.18	**Total non-current assets**	**23,433**	**24,756**	**26,837**
4.19	**Total assets**	**31,535**	**33,001**	**36,595**
	Current liabilities			
4.20	Payables	1,358	1,690	1,380
4.21	Interest bearing liabilities	-	-	25
4.22	Tax liabilities	-	-	-
4.23	Provisions exc. tax liabilities	208	175	371
4.24	Other (provide details if material)	-	-	-
4.25	**Total current liabilities**	**1,566**	**1,865**	**1,776**
	Non-current liabilities			
4.26	Payables	-	-	-
4.27	Interest bearing liabilities	-	-	-
4.28	Tax liabilities	-	-	-
4.29	Provisions exc. tax liabilities	-	-	-
4.30	Other (provide details if material)		-	-
4.31	**Total non-current liabilities**	-	-	-

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position continued

4.32	**Total liabilities**	**1,566**	**1,865**	**1,776**
4.33	Net assets	**29,969**	**31,136**	**34,819**
	Equity			
4.34	Capital/contributed equity	39,401	39,351	39,073
4.35	Reserves	1,106	582	646
4.36	Retained profits (accumulated losses)	(10,504)	(8,825)	(4,962)
4.37	**Equity attributable to members of the parent entity**	**30,003**	**31,108**	**34,757**
4.38	Outside +equity interests in controlled entities	(34)	28	62
4.39	**Total equity**	**29,969**	**31,136**	**34,819**

4.40	Preference capital included as part of 4.37	**Nil**	**Nil**	**Nil**

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance		
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period	n/a	n/a
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*		

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance		
6.2	Expenditure incurred during current period	n/a	n/a
6.3	Expenditure transferred from exploration and evaluation		

+ See chapter 19 for defined terms.

6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*		

Condensed consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	3,814	616
7.2	Payments to suppliers and employees	(3,873)	(2,599)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	57	41
7.6	Interest and other costs of finance paid	-	-
7.7	Income taxes paid	-	-
7.8	Other (provide details if material)	53	178
7.9	**Net operating cash flows**	**51**	**(1,764)**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(55)	(38)
7.11	Proceeds from sale of property, plant and equipment	-	-
7.12	Payment for purchases of equity investments	-	-
7.13	Proceeds from sale of equity investments	-	9,200
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	-
7.16	Other (provide details if material)	(100)	(98)
7.17	**Net investing cash flows**	**(155)**	**9,064**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	-	528
7.19	Proceeds from borrowings	-	-
7.20	Repayment of borrowings	-	(122)
7.21	Dividends paid	-	-
7.22	Other (provide details if material)	-	-
7.23	**Net financing cash flows**	-	**406**
7.24	**Net increase (decrease) in cash held**	(104)	**7,706**

+ See chapter 19 for defined terms.

7.25	Cash at beginning of period *(see Reconciliation of cash)*	7,160	646
7.26	Exchange rate adjustments to item 7.25.	(22)	49
7.27	**Cash at end of period** *(see Reconciliation of cash)*	7,034	8,401

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

During the period, the company received 127,000 Series B shares in Perlegen Sciences Inc as part of its license arrangements. These shares were booked to license revenue in an amount of A$350,903.

On 1 August 2002, the Company issued 121,951 shares at 41 cents ($50,000) to complete the acquisition of DNA-ID Labs.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A'000	Previous corresponding period - $A'000
8.1	Cash on hand and at bank	297	1,002
8.2	Deposits at call	6,737	7,399
8.3	Bank overdraft	-	-
8.4	Other (provide details)	-	-
8.5	**Total cash at end of period** *(item 7.27)*	**7,034**	**8,401**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	(35.84)	(49.65)
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	(5.60)	(14.28)

+ See chapter 19 for defined terms.

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

Basic earnings (loss) per share ($0.006)

Diluted earnings (loss) per share ($0.006)

The loss for the period used in the calculation of loss per share is $1,679,000.

The weighted number of ordinary shares used in the calculation of basic and diluted earnings (loss) per share is 261,429,879.

There are 80,226,250 potential new ordinary shares if all the options outstanding are exercised prior to expiry. If all the potential ordinary shares were issued there would be 341,676,675 shares on issue.

All 80,226,250 potential ordinary shares are not dilutive as the group incurred a loss for the period.

900,000 options to purchase ordinary shares lapsed during the period. These lapsed potential ordinary shares are not dilutive as the group incurred a loss for the period.

NTA backing *(see note 7)*	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	2.90 Cents	3.46 Cents

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

Not applicable

+ See chapter 19 for defined terms.

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	n/a
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	$
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	$

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	n/a
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	n/a
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	

+ See chapter 19 for defined terms.

Amount per security

		Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
	(Preliminary final report only)			
15.4	**Final dividend:** Current year	¢ n/a	¢ n/a	¢ n/a
15.5	Previous year	¢	¢	¢
	(Half yearly and preliminary final reports)			
15.6	**Interim dividend:** Current year	¢ Nil	¢ Nil	¢ Nil
15.7	Previous year	¢	¢	¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	¢ Nil	¢ Nil
15.9	Preference +securities	¢	¢

Half yearly report - interim dividend (distribution) on all securities or Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities *(each class separately)*		
15.11	Preference +securities *(each class separately)*		
15.12	Other equity instruments *(each class separately)*		
15.13	**Total**	**Nil**	**Nil**

The +dividend or distribution plans shown below are in operation.

n/a

The last date(s) for receipt of election notices for the +dividend or distribution plans

N/a

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

+ See chapter 19 for defined terms.

n/a

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period $A'000	Previous corresponding period - $A'000
16.1 Profit (loss) from ordinary activities before tax		
16.2 Income tax on ordinary activities		
16.3 Profit (loss) from ordinary activities after tax	n/a	n/a
16.4 Extraordinary items net of tax		
16.5 Net profit (loss)		
16.6 Adjustments		
16.7 Share of net profit (loss) of associates and joint venture entities		

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period $A'000	Previous corresponding period - $A'000
	n/a	n/a	n/a	n/a
17.2 Total				
17.3 Other material interests				

+ See chapter 19 for defined terms.

	n/a	n/a	n/a	n/a
17.4 Total				

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*				
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions				
18.3	**+Ordinary securities**	261,450,425	261,450,425		
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	121,951	121,951	41 cents	41 cents
18.5	**+Convertible debt securities** *(description and conversion factor)*				
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date (if any)*
	Vendor options	69,256,250		20 cents	14/4/05
	Director options	3,000,000		45 cents	14/4/05
	Employee options	4,250,000		61 cents	30/11/07
	Employee options	2,350,000		56 cents	30/11/07
	Employee options	1,370,000		49 cents	30/11/07
18.8	Issued during current period	200,000 200,000		56 cents 49 cents	30/11/07 30/11/07

+ See chapter 19 for defined terms.

18.9	Exercised during current period				
18.10	Expired during current period	500,000 400,000		61 cents 49 cents	30/11/07 30/11/07
18.11	**Debentures** *(description)*				
18.12	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.13	**Unsecured notes** *(description)*				
18.14	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				

Segment reporting – see Annexure 2

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 *If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting.* ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.* [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

+ See chapter 19 for defined terms.

The significant reduction in the net loss for the 6 month period was due to the receipt of licensing and royalty revenues during the period of $3.2m compared to Nil in the previous corresponding reporting period.

During the six month period, the company announced significant licensing deals with Perlegen Sciences Inc and Myriad Genetics Inc.

The company generated net operating cash flow for the six month period ended 31 December 2002 (Item 7.9) for the first time in the history of the company which is a significant milestone.

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

Since the end of the financial period, the company has sold all its shares in listed Australian companies for cash consideration of $492,932. These shares are included in inventory in the attached Statement of Financial Position at 31 December 2002 at the market value on that date, being $233,441. The profit on sale of these shares was $259,491.

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

Nil

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

Nil

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

Nil

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

+ See chapter 19 for defined terms.

Nil

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	N/a
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	N/a

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	
Date	
Time	
Approximate date the +annual report will be available	

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

+ See chapter 19 for defined terms.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

☐	The +accounts have been audited.	X	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity does not have a formally constituted audit committee.

Sign here: .... Date: .5 March 2003
(Director)

Print name: Ian Alistair Dennis

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance.*

+ See chapter 19 for defined terms.

Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

   Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting*, and *AASB 1040: Statement of Financial Position*. Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

   Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets*. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year to date basis in addition to the current interim period.

+ See chapter 19 for defined terms.

Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting*. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15 **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 1018* must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018*. There is an equivalent requirement in *AASB 1029: Interim Financial Reporting*. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

+ See chapter 19 for defined terms.

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations*.

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+ See chapter 19 for defined terms.

Annexure 1

Genetic Technologies Limited - Revenue and expenses from ordinary activities

	Current period - $A'000	Previous corresponding period - $A'000
Income		
Rendering of services	1,614	573
Licensing and royalty revenue	3,161	-
Proceeds of sale of equity investments	-	9,200
Interest received	57	41
Other revenue	26	240
Total revenue	4,858	10,054
Expenses		
Administrative expenses	(422)	(155)
Amortisation	(1,705)	(1,932)
Borrowing costs	-	(9)
Cost of equity investments sold	-	(8,679)
Depreciation	(60)	(123)
Employee benefits expenses	(1,121)	(717)
Foreign exchange losses	(481)	(62)
Legal and patent fees	(237)	(348)
Loss on sale of fixed assets	(71)	(2)
Operating lease rentals	(217)	(290)
Research and development	(302)	(201)
Testing supplies and services	(1,049)	(125)
Write down of inventories	(336)	(1,366)
Other	(598)	(1,037)
Total expenses	(6,599)	(15,046)
Net Loss before income tax	(1,741)	(4,992)

+ See chapter 19 for defined terms.

Annexure 2

Segment Reporting

Segment revenues

	31 December 2002 $A'000	31 December 2001 $A'000
Biotechnology - Service testing	1,614	573
Biotechnology - Licensing and royalty	3,161	-
Biotechnology – Research and development	-	-
Investment	-	9,200
Other	26	240
Total of all segments	4,801	10,013
Eliminations	-	-
Unallocated	57	41
Consolidated Revenue	4,858	10,054

Segment results

	31 December 2002 $A'000	31 December 2001 $A'000
Biotechnology – Service testing	(1,142)	(1,075)
Biotechnology – Licensing and royalty	1,231	(2,217)
Biotechnology – Research and development	(301)	(202)
Investment	(336)	(845)
Other	-	-
Total of all segments	(548)	(4,339)
Eliminations	-	-
Unallocated	(1,193)	(653)
Loss from ordinary activities before income tax expense	(1,741)	(4,992)
Income tax expense relating to ordinary activities	-	-
Net loss	(1,741)	(4,992)

Annexure 3

Items 1.32 and 1.14

During the 6 month period ended 31 December 2001 the company transferred an amount of $16,342,867 from contributed equity to accumulated losses as a result of a prorata capital reduction approved by shareholders at the annual general meeting held on 30 November 2001.

During the 6 month period ended 31 December 2001 the company transferred an amount of $1,564,356 from the share option reserve to accumulated losses as approved by shareholders at the annual general meeting held on 30 November 2001.

+ See chapter 19 for defined terms.


Deloitte
Touche
Tohmatsu

INDEPENDENT REVIEW REPORT TO THE MEMBERS

OF GENETIC TECHNOLOGIES LIMITED

Scope

We have reviewed the attached financial report of Genetic Technologies Limited in the form of Appendix 4B of the Australian Stock Exchange (ASX) Listing Rules, including the directors' declaration, for the half year ended 31 December 2002, but excluding the following sections:

a) material factors affecting the revenues and expenses of the consolidated entity for the current period (pages 14 and 15); and
b) compliance statement (pages 16 and 17).

The financial report includes the consolidated financial statements of the consolidated entity comprising the disclosing entity and the entities it controlled at the end of the half-year or from time to time during the half-year. The disclosing entity's directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia, statutory requirements and ASX Listing Rules as they relate to Appendix 4B, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows, and in order for the disclosing entity to meet its obligations to lodge the financial report with the Australian Securities and Investments Commission and the ASX.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the entity's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Genetic Technologies Limited is not in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2002 and of its performance for the half-year ended on that date; and

(ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia and ASX Listing Rules as they relate to Appendix 4B.

Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU

G.M. Sanford
Partner
Chartered Accountants

Sydney, 5 March 2003

Genetic Technologies Limited
Directors' Declaration

The directors declare that:

a) The attached financial statements and notes thereto comply with Accounting Standards;

b) The attached financial statements and notes thereto give a true and fair view of the financial position and performance of the consolidated entity;

c) In the directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001; and

d) In the directors' opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors made pursuant to s. 303(5) of the Corporations Act 2001.

On behalf of the Directors

(Signature)
Ian Dennis]
Director
Sydney, 5 March 2003

+ See chapter 19 for defined terms.

Rule 4.7B

Appendix 4C


SEP 1 0 2003
187

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

GENETIC TECHNOLOGIES LIMITED

ABN	Quarter ended ("current quarter")
17 009 212 328	31 DECEMBER 2002

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (..6....months) $A'000
1.1	Receipts from customers		2,795	3,918
1.2	Payments for	(a) staff costs	(507)	(998)
		(b) advertising and marketing	(117)	(193)
		(c) research and development	(213)	(302)
		(d) leased assets	-	-
		(e) other working capital	(1,478)	(2,553)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		26	57
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		-	-
	Net operating cash flows		506	(71)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (..6..months) $A'000
1.8	Net operating cash flows (carried forward)	**506**	**(71)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets	(8)	(55)
	(e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	(8)	(55)
1.14	**Total operating and investing cash flows**	498	(126)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.		
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings		
1.19	Dividends paid		
1.20	Other (provide details if material)		
	Net financing cash flows	-	-
	Net increase (decrease) in cash held	498	(126)
1.21	Cash at beginning of quarter/year to date	6,536	7,160
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	7,034	7,034

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	204
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

The amount included at Item 1.24 includes $113,077 in consulting fees, directors fees, and salaries paid to Directors and entities associated with Directors during the quarter. The amount also includes rental and outgoings of $91,141 on the Melbourne premises paid to an entity associated with a director.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	297	643
4.2 Deposits at call	6,737	5,893
4.3 Bank overdraft		
4.4 Other (provide details)		
Total: cash at end of quarter (item 1.22)	7,034	6,536

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity		
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: ..24 JANUARY 2003
(Director)

Print name: IAN ALISTAIR DENNIS

Notes

+ See chapter 19 for defined terms.

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

GENETIC TECHNOLOGIES LIMITED

ABN	Quarter ended ("current quarter")
17 009 212 328	31 MARCH 2003

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (..9... months) $A'000
1.1	Receipts from customers		2,164	6,082
1.2	Payments for	(a) staff costs	(668)	(1,666)
		(b) advertising and marketing	(91)	(284)
		(c) research and development	(62)	(364)
		(d) leased assets	-	-
		(e) other working capital	(1,597)	(4,150)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		28	85
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		3	3
	Net operating cash flows		(223)	(294)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (..9..months) $A'000
1.8	Net operating cash flows (carried forward)	**(223)**	**(294)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(9)	(64)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	493	493
	(c) intellectual property	-	-
	(d) physical non-current assets	3	3
	(e) other non-current assets	-	-
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	487	432
1.14	**Total operating and investing cash flows**	264	138
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.		
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings		
1.19	Dividends paid		
1.20	Other (provide details if material)		
	Net financing cash flows	-	-
	Net increase (decrease) in cash held	264	138
1.21	Cash at beginning of quarter/year to date	7,034	7,160
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	7,298	7,298

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	233
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

The amount included at Item 1.24 includes $142,269 in consulting fees, directors fees, and salaries paid to Directors and entities associated with Directors during the quarter. The amount also includes rental and outgoings of $91,140 on the Melbourne laboratory premises paid to an entity associated with a director.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

The Company has a minority interest in the Duketon Belt Joint Venture in Western Australia. No field exploration activity was carried out during the period and no cash was contributed by the Company.

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	554	297
4.2 Deposits at call	6,744	6,737
4.3 Bank overdraft	-	-
4.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.22)	7,298	7,034

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity		
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: ..9 APRIL 2003
(Director)

Print name: IAN ALISTAIR DENNIS

Notes

+ See chapter 19 for defined terms.

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.